Exhibit 2.16

Ref:  419397

14 December 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

Sale of Non-Core Australian Exploration Assets

Paladin Energy Ltd (Paladin or the Company) (ASX:PDN / TSX:PDN) wishes to advise it has sold a number of non-core Australian exploration assets to Uranium Africa Limited (UAL) for A$2.5 million.

The assets sold include the Oobagooma and Angela/Pamela projects located in Western Australia and the Northern Territory respectively and Paladin’s interest in the Bigrlyi project located in the Northern Territory.  Also included in this sale package are a number of historic applications for tenements located in the Northern Territory.

These assets are considered by the Company to be non-core and it is unlikely that the Company would be in a position to conduct any meaningful work developing these assets within the next decade.  It is expected that the sale will also translate to annual savings due to reductions in rates, rentals and statutory commitments payable to keep the tenements in good standing.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au